Exhibit (a)(11)

LAW OFFICE OF DAVID E. BOWER

David E. Bower

Office Address

600 Corporate Pointe, Suite 1170

Culver City, CA 90230-7600

Mailing Address

9854 National Boulevard # 384

Los Angeles, CA 90034

Tel: (310) 839-0442

LEVI & KORSINSKY, LLP

Joseph Levi, Esq.

Juan E. Monteverde, Esq.

30 Broad Street, 15th Floor

New York, New York 10004

Tel: (212) 363-7500

Fax: (212) 363-7171

Attorneys for Plaintiff

SUPERIOR COURT OF THE STATE OF CALIFORNIA

SANTA CLARA COUNTY

DIEGEL LIVING TRUST, individually and on	)
behalf of all others similarly situated,	)	CASE NO.109-CV-143338
)
)
Plaintiff,	)
	)	CIVIL ACTION
v.	)
)
)
BRIAN FARLEY, W. JAMES	)
FITZSIMMONS, LORI ROBSON, EDWARD	)
UNKART, MICHAEL COYLE, GREGORY	)
SCHIFFMAN, VNUS MEDICAL	)
TECHNOLOGIES, INC., COVIDIEN	)
GROUP S.A.R.L. AND COVIDIEN	)
DELAWARE CORP,	)
)
Defendants.	)
)

CLASS ACTION AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Plaintiff, by its attorneys, alleges upon information and belief, except for its own acts, which are alleged on knowledge, as follows:

CLASS ACTION AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

1. Plaintiff brings this action on behalf of the public stockholders of VNUS Medical Technologies, Inc. (“VNUS” or the “Company”) against Defendants, VNUS and its Board of Directors seeking equitable relief for their breaches of fiduciary duty and other violations of state law arising out of a proposed transaction in which Covidien Group S.a.r.l. and Covidien Delaware Corp. (collectively “Covidien”), plan to acquire all the outstanding shares of VNUS through a cash tender offer by means of an unfair process and through inadequate disclosure at the price of $29.00 per share in cash for each share of VNUS common stock (the “Proposed Transaction”). The Proposed Transaction is valued at approximately $440 million and set to expire on June 17, 2009.

PARTIES

2. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of VNUS.

3. VNUS is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal corporate offices at 5799 Fontanoso Way, San Jose, California 95138, and develops and manufactures medical devices for the minimally invasive treatment of venous reflux disease. Its proprietary products consist of VNUS Closure system made up of radio-frequency (RF) generator and single-use disposable catheters to perform the Closure procedure. The Company’s products include ClosureFAST Catheter, a single-use disposable endovenous catheter; ClosurePLUS Catheter used to deliver RF energy to heat the walls of the saphenous veins; ClosureRFS Device for the treatment of incompetent perforator veins and tributary veins connected to the greater saphenous vein; and RFGplus Generator, which delivers RF energy to the catheter and monitors the treatment temperature at the vein wall. It also offers other accessories and products, including gowns, surgical drapes, scalpels, introducer sheaths, and other incidental supplies; and reusable phlebectomy instruments for removal of varicose veins, and products designed to administer local anesthesia, as well as vein access supplies, such as introducer sheaths and needles.

CLASS ACTION AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

In addition, VNUS Medical Technologies licenses its patents to other companies. The company sells its products to hospitals and physician groups, as well as physicians, including vascular and general surgeons, interventional radiologists, cardiovascular surgeons, interventional cardiologists, and phlebologists. It serves customers through direct sales organizations in the United States, as well as through distributors in Europe, Asia, and internationally.

4. Defendant Brian Farley (“Farley”) has been the President, Chief Executive Officer, and a Director of the Company since 2006.

5. Defendant W. James Fitzsimmons (“Fitzsimmons”) has been a Director of the Company since 2002.

6. Defendant Lori Robson (“Robson”) has been a Director of the Company since 2004.

7. Defendant Edward Unkart (“Unkart”) has been a Director of the Company since 2004.

8. Defendant Michael Coyle (“Coyle”) has been a Director of the Company since 2005.

9. Defendant Gregory Schiffman (“Schiffman”) has been a Director of the Company since 2006.

10. Defendants referenced in ¶¶ 4 through 9 are collectively referred to as Individual Defendants and/or the VNUS Board. The Individual Defendants as officers and/or directors of VNUS, have a fiduciary relationship with Plaintiff and other public shareholders of VNUS and owe them the highest obligations of good faith, fair dealing, loyalty and due care.

11. Defendant Covidien Group S.a.r.l., a Luxembourg company, is a leading global healthcare products company that creates innovative medical solutions for better patient outcomes and delivers value through clinical leadership and excellence.

12. Covidien Delaware Corp. is a Delaware Corporation wholly owned by Covidien Group S.a.r.l. that was created for the purposes of effectuating the Proposed Transaction.

CLASS ACTION AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

13. By reason of Individual Defendants’ positions with the Company as officers and/or Directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of VNUS and owe them, as well as the Company, a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure, as well as a duty to maximize shareholder value.

14. Where the officers and/or Directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; (ii) a break up of the corporation’s assets; or (iii) sale of the corporation, the Directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Directors and/or officers may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits them from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the Directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

15. In accordance with their duties of loyalty and good faith, the Individual Defendants, as Directors and/or officers of VNUS, are obligated to refrain from:

(a) participating in any transaction where the Directors or officers’ loyalties are divided;

CLASS ACTION AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

(b) participating in any transaction where the Directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

16. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith and independence owed to Plaintiff and other public shareholders of VNUS, or are aiding and abetting others in violating those duties.

17. Defendants also owe the Company’s stockholders a duty of truthfulness, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the stockholders’ equity interest. Defendants are knowingly or recklessly breaching their fiduciary duties of candor and good faith by failing to disclose all material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants’ breaches.

CONSPIRACY, AIDING AND ABETTING AND CONCERTED ACTION

18. In committing the wrongful acts alleged herein, each of the Defendants has pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

19. During all relevant times hereto, the Defendants, and each of them, initiated a course of conduct which was designed to and did permit Covidien to attempt to eliminate the public shareholders’ equity interest in VNUS pursuant to a defective sales process and through inadequate disclosure. In furtherance of this plan, conspiracy and course of conduct, Defendants, and each of them, took the actions as set forth herein.

CLASS ACTION AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

20. Each of the Defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The Defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

CLASS ACTION ALLEGATIONS

21. Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of VNUS common stock and their successors in interest, except Defendants and their affiliates (the “Class”).

22. This action is properly maintainable as a class action for the following reasons:

(a) the Class is so numerous that joinder of all members is impracticable. As of May 21, 2009, VNUS has approximately 16.22 million shares outstanding.

(b) questions of law and fact are common to the Class, including, inter alia, the following:

(i)	Have the Individual Defendants breached their fiduciary duties owed by them to Plaintiff and the others members of the Class;

(ii)	Are the Individual Defendants, in connection with the Proposed Transaction of VNUS by Covidien, pursuing a course of conduct that does not maximize VNUS’ value in violation of their fiduciary duties;

CLASS ACTION AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

(iii)	Have the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiff and the other members of the Class;

(iv)	Have VNUS and Covidien aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(v)	Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.

(c) Plaintiff is committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature.

(d) Plaintiff’s claims are typical of those of the other members of the Class.

(e) Plaintiff has no interests that are adverse to the Class.

(f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants.

(g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

23. In a press release dated May 8, 2009, Company announced that it had entered into an agreement to be acquired by Covidien through a tender offer, stating:

Dublin, Ireland, and San Jose, CA – May 8, 2009 – Covidien (NYSE: COV) and VNUS Medical Technologies, Inc. (NASDAQ: VNUS) today announced that Covidien has reached a definitive agreement to acquire VNUS, a developer of medical devices for minimally invasive treatment of venous reflux disease.

VNUS had 2008 revenues of $101 million and is based in San Jose, CA. The Boards of Directors of both companies have unanimously approved the transaction, pursuant to which a wholly owned

CLASS ACTION AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

subsidiary of Covidien will pay $29.00 in cash per VNUS share for a total of approximately $440 million, net of cash acquired. The transaction, which will take the form of an all cash tender offer followed by a second-step merger, is subject to customary closing conditions, including receipt of certain regulatory approvals, and is expected to be completed by June 30, 2009.

Venous reflux disease is an underlying cause of varicose veins that can result in symptoms including leg pain, swelling, fatigue and skin ulcers. VNUS’s proprietary products include the VNUS Closure® system, which employs a disposable radiofrequency catheter that controllably heats and closes diseased veins. In a randomized clinical trial, the system was proven to be as effective as vein stripping, an open surgical procedure that has been the historical standard for treatment for venous reflux disease, but with fewer side effects and faster recovery.

“The acquisition of VNUS will allow Covidien to expand its presence in the vascular market and is in line with our strategy of becoming a leading partner with vascular surgeons and interventional radiologists,” said Joe Almeida, President, Medical Devices, Covidien. “The VNUS product line will be an important addition to our innovative portfolio of vascular intervention products.” “By joining Covidien, VNUS gains access to extended global resources to further drive the growth of VNUS products around the world,” said Brian Farley, President and Chief Executive Officer, VNUS. “To date, approximately 500,000 patients suffering from painful varicose veins and venous reflux have been treated with the VNUS Closure catheter, and we look forward to seeing this transaction facilitate expanding the access to this beneficial therapy for many more patients.”

Assuming a second calendar quarter closing, Covidien expects this transaction to dilute fiscal 2009 GAAP earnings per share, primarily due to a one-time charge for in-process research and development (IPR&D). On a non-GAAP basis, excluding IPR&D, the transaction is expected to be slightly dilutive to 2009 earnings per share; however, the underlying strength of Covidien’s existing businesses is expected to offset this dilution. As a result, Covidien does not anticipate this transaction will have a material impact on its fiscal 2009 sales or operating margin outlook.

Once the transaction has been completed, Covidien will report the VNUS business as part of its Vascular product line in the Medical Devices segment.

24. On May 18, 2009, the Company filed a Form SC TO-T (the “Tender Offer”)and Schedule 14D-9 Recommendation Statement (the “Recommendation Statement”) with the United States Securities and Exchange Commission (“SEC”) wherein it disclosed the operating Agreement and Plan of Merger for the Proposed Transaction (the “Merger Agreement”), but failed to disclose material information regarding the Proposed Transaction. The Tender Offer is set to expire on June 17, 2009 and Court intervention is necessary immediately to protect the Company’s shareholders.

CLASS ACTION AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

THE PRECLUSIVE DEAL PROTECTION DEVICES

25. As part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait d’accompli and ensure that no competing offers will emerge for the Company.

26. First, the Merger Agreement contains a strict “no shop” provision prohibiting the members of the VNUS Board from taking any affirmative action to comply with their fiduciary duties to maximize shareholder value, including soliciting proposals relating to alternative tender offer or business combinations. The Merger Agreement also includes a strict “standstill” provision which prohibits, except under extremely limited circumstances, the Defendants from even engaging in discussions or negotiations relating to proposals regarding alternative business combinations. In addition to the no-shop and standstill provisions, the Merger Agreement includes a $17,000,000 termination fee that in combination will all but ensure that no competing offer will be forthcoming.

27. Section 5.2(b) of the Merger Agreement provides a limited situation under which the VNUS Board may enter into discussions and negotiations for a competing bid, only after “if, such person has, in the absence of any material violation of this Section 5.2 by the Company, submitted a bona fide written proposal to the Company relating to any such Acquisition Proposal which the Board of Directors determines in good faith, after consultation with its financial advisor, is or is reasonably expected to lead to a Superior Proposal.”

28. Further, Section 5.2(d), provides a limited exception under which the Board may recommend an alternative Acquisition Proposal only after “if (i) the Company receives a written, bona fide Acquisition Proposal from a third party, (ii) a material breach by the Company of this Section 5.2 has not contributed to the making of an Acquisition Proposal and (iii) the Company

CLASS ACTION AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Board of Directors concludes in good faith, after consultation with outside counsel and its financial advisors, such Acquisition Proposal constitutes a Superior Proposal after giving effect to all of the adjustments to the terms of this Agreement which have been offered by Parent (if any) pursuant to this Section 5.2,” and “(2) the Company shall have provided prior written notice to the Parent, at least three (3) business days in advance (the “Notice Period”), of the Company’s intention to take such action with respect to such Superior Proposal, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal), and shall have contemporaneously provided a copy of the proposed Alternative Acquisition Agreement with respect to such Superior Proposal, (3) prior to effecting such Adverse Recommendation Change or terminating this Agreement to enter into a definitive Alternative Acquisition Agreement with respect to such Superior Proposal, the Company shall, and shall cause its Representatives to, during the Notice Period, negotiate with the Parent in good faith (to the extent the Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal, and (4) following any negotiation described in the immediately preceding clause (3), such Acquisition Proposal continues to constitute a Superior Proposal.” These provisions further discourage bidders from making a competing bid for the Company.

29. Thus, even if the VNUS Board receives an intervening bid that appeared to be “superior” to Covidien’s offer, they are precluded from even entering into discussions and negotiations unless they first reasonably determine in good faith that the alternative proposal is, in fact, “superior.” Consequently, this provision prevents the VNUS Board from exercising their fiduciary duties and precludes an investigation into competing proposals unless, as a prerequisite, the majority of the VNUS Board first determines that the proposal is superior.

CLASS ACTION AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

30. In addition to the unreasonably high standard that must be met for the Board to even consider a competing bid, the Company must also notify Covidien promptly before recommending to accept that alternative bid, giving Covidien an opportunity to match the terms of any competing bid. This provision will undoubtedly be a huge obstacle to any competing offers emerging because no potential bidder will waste time and resources to make a competing bid that Covidien can simply match.

31. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

THE MATERIALLY MISLEADING AND/OR INCOMPLETE

RECOMMENDATION STATEMENT

32. On May 18, 2009, the Company filed the Company filed a Recommendation Statement with the SEC in connection with the Proposed Transaction.

33. The Recommendation Statement fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rending the shareholders unable to make an informed decision on whether to tender their shares in the Proposed Transaction on or before June 17, 2009.

34. For example, the Recommendation Statement completely fails to disclose the underlying methodologies, projections, key inputs and multiples relied upon and observed by Piper Jaffray & Co. (“Piper Jaffray”), the Company’s financial advisor, so that shareholders can properly assess the credibility of the various analyses performed by Piper Jaffray and relied upon by the Board in recommending the Proposed Transaction. In particular, the Recommendation Statement is deficient and should provide, inter alia, the following:

(i)	The complete set of financial projections and forecasts (including years 2012-2013, as well as all other line items used by Piper Jaffray to create the Discounted Cash Flow analysis) of the Company relied upon by Piper Jaffray in rendering its fairness opinion.

CLASS ACTION AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

(ii)	The criteria utilized by Piper Jaffray to select the specific companies and multiples used in its Selected Publicly Traded Companies Analysis.

(iii)	The multiples observed for each company in the Selected Publicly Traded Companies Analysis of Selected Vascular Public Companies.

(iv)	The numerical conclusions drawn by Piper Jaffray from the Selected Publicly Traded Companies Analysis of Selected Vascular Public Companies (i.e. implied per share equity range).

(v)	The multiples observed for each company in the Selected Publicly Traded Companies Analysis of Selected Financial Public Companies.

(vi)	The numerical conclusions drawn by Piper Jaffray from the Selected Publicly Traded Companies Analysis of Selected Financial Public Companies (i.e. implied per share equity range).

(vii)	The reasons Piper Jaffray did not use trailing multiples in its Selected Publicly Traded Companies Analysis, considering it used such multiples in its Selected M&A Transaction Analysis.

(viii)	The criteria utilized by Piper Jaffray to select the specific companies and multiples used in its Selected M&A Transaction Analysis.

(ix)	The multiples observed for each transaction in the Selected M&A Transaction Analysis of Selected Vascular Transactions.

(x)	The numerical conclusions drawn by Piper Jaffray from the Selected M&A Transaction Analysis of Selected Vascular Transactions (i.e. implied per share equity range).

(xi)	The multiples observed for each transaction in the Selected M&A Transaction Analysis of Selected Financial Profile Transactions.

(xii)	The numerical conclusions drawn by Piper Jaffray from the Selected M&A Transaction Analysis of Selected Financial Profile Transactions (i.e. implied per share equity range).

(xiii)	The reasons Piper Jaffray did not use price/earnings multiples in its Selected M&A Transaction Analysis, considering it used such multiples in its Selected Publicly Traded Companies Analysis.

(xiv)	The criteria utilized by Piper Jaffray to select the transactions used in its Premiums Paid Analysis and a list of those transactions.

(xv)	The premiums observed for each transaction in the Premiums Paid Analysis.

CLASS ACTION AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

(xvi)	The criteria utilized by Piper Jaffray in selecting terminal multiples of EBITDA ranging from 9.0x to 12.0x and discount rates ranging from of 15.0% to 20.0% in its Discounted Cash Flow Analysis.

(xvii)	The definition of “free cash flows” used by Piper Jaffray in its Discounted Cash Flow Analysis.

(xviii)	The amount of the size premium, how Piper Jaffray determined that a size premium was necessary, and how Piper Jaffray determined that the size premium it used was appropriate in its Discounted Cash Flow Analysis.

(xix)	The forecasts of the net operating loss carry forwards used by Piper Jaffray in its Discounted Cash Flow Analysis, the criteria utilized by Piper Jaffray in selecting a discount rate of 10.0% for its net operating loss carry forwards, and how much of the $26.44 – $37.10 per share value in the Discounted Cash Flow Analysis is attributable to net operating loss.

35. Further, the Recommendation Statement omits material information regarding the financial advisor retained in connection with the Proposed Transaction. Specifically, the Recommendation Statement states that Piper Jaffray was retained as the Company’s financial advisor in the Proposed Transaction, but fails to inform the shareholders which other investment advisors were considered, and the specific experience in mergers and acquisitions or change in control transactions that Piper Jaffray has worked on. In addition, the Recommendation Statement fails to state what financing services and/or financial advisory services Piper Jaffray provided to the Company and Covidien in the past and the fees received, or may receive, for such services. It is material for shareholders to be informed of why the Board selected Piper Jaffray as well as any other financial and economic interests Piper Jaffray or its clients have in the Proposed Transaction or in the parties involved that could be perceived or create a conflict of interest.

36. The Recommendation Statement further neglects to provide shareholders with sufficient information to evaluate the other strategic alternatives (if any), other than the sale of the Company, discussed by the Board, including the values and risks associated with VNUS remaining

CLASS ACTION AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

as a stand-alone Company. For example, the Recommendation Statement fails to disclose what the Board determined on March 18, 2009 after weighing “the possibility of continuing as a stand-alone entity against the possibility of accepting the Covidien proposal,” and what was determined by the Board after discussing the “outlook of the Company and future business prospects of the Company” on both March 18 and April 15, 2009. This information is vital to shareholders when deciding whether or not to tender their shares in favor of the Proposed Transaction.

37. Also, the Recommendation Statement fails to provide material disclosures concerning the process and criteria Piper Jaffray utilized, if any, to identify potential partners, thereby rendering VNUS’ shareholders unable to cast a fully informed vote. The Recommendation Statement fails to inform the shareholders regarding the criteria implemented by Piper Jaffray in assembling a list of nine (9) potential parties that were contacted on March 30, 2009 that might be interested in a transaction with VNUS, how many of the contacts were strategic buyers and how many were financial buyers, and the reasons only nine (9) parties were contacted.

38. The Recommendation Statement also fails to describe material information concerning discussions and negotiations with potential partners. For example, the Recommendation Statement fails to disclose:

(i)	The reasons the Company did not provide Company 8 more time to conduct due diligence on May 6, 2009;

(ii)	The type of nonpublic information that was delivered to Company 7 and Company 3 on April 8, 2009; and what was discussed between Piper Jaffray and Companies 7 and 3 regarding this information on April 10, 2009;

(iii)	The type of nonpublic information that was delivered to company 8 on April 13, 2009;

(iv)	What was discussed between Company 7 and Piper Jaffray on April 16, 2009; and

(v)	The results of the discussions between Defendant Farley and Company 3 on April 16, 2009.

CLASS ACTION AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

It is absolutely necessary for shareholders to receive a Recommendation Statement that provides all material disclosures related to the sales process in order for shareholders to be able to cast a fully informed decision regarding the Proposed Transaction.

39. In addition, the Recommendation Statement also fails to provide material information concerning discussions and negotiations with Covidien. For example, the Recommendation Statement fails to disclose:

(i)	The “recent positive developments” of the Company that Defendant Farley updated Covidien with on March 24, 2009, and whether and how those developments impacted the price in Proposed Transaction;

(ii)	The content of “the information previously provided to Covidien by the Company’s senior management” discussed by the Company and Covidien on April 3, 2009;

(iii)	The “potential synergies” that could arise from the acquisition of the Company by Covidien that was discussed on April 14, 2009, and whether and how those synergies impacted the price in Proposed Transaction;

(iv)	The results of the discussion regarding the Company’s intellectual property assets discussed between Covidien and Company on April 15, 2009, and how that impacted the Proposed Transaction;

(v)	The “human resources and employee benefits matters” that was discussed between Covidien and the Company on April 20, 2009;

(vi)	The “due diligence requests” sent by Covidien to the Company on February 4, 2009 and March 30, 2009; the Company’s responses to those requests; and the process by which the Company “began to make due diligence materials available to Covidien” on February 4, 2009.

The Recommendation Statement needs to provide material disclosures related to the discussions with Covidien for shareholders to be able to make an informed decision regarding the Proposed Transaction.

CLASS ACTION AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

SELF-DEALING

40. By reason of their positions with VNUS, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of VNUS, and especially the true value and expected increased future value of VNUS and its assets, which they have not disclosed to VNUS’ public shareholders. Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of VNUS’ public shareholders.

41. The Proposed Transaction is wrongful, unfair and harmful to VNUS’ public shareholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Proposed Transaction is an attempt to deny Plaintiff and the other members of the Class their rights while usurping the same for the benefit of defendants and Covidien on unfair terms.

42. Accordingly, Plaintiffs seek injunctive and other equitable relief to prevent the irreparable injury that the Company and its shareholders will continue to suffer absent judicial intervention on or before June 17, 2009.

CLAIM FOR RELIEF

COUNT I

Breach of Fiduciary Duty – Failure to Maximize Shareholder Value

(Against All Individual Defendants)

43. Plaintiff repeats all previous allegations as if set forth in full herein.

44. As Directors of VNUS, the Individual Defendants stand in a fiduciary relationship to Plaintiff and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize VNUS’ value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

CLASS ACTION AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

45. As discussed herein, the Individual Defendants have breached their fiduciary duties to VNUS shareholders by failing to engage in an honest and fair sale process.

46. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of VNUS’ assets and will be prevented from benefiting from a value-maximizing transaction.

47. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

48. Plaintiff and the Class have no adequate remedy at law.

COUNT II

Breach of Fiduciary Duty – Disclosure

(Against Individual Defendants)

49. Plaintiff repeats all previous allegations as if set forth in full herein.

50. The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiff and the Class all information material to the decisions confronting VNUS’ shareholders.

51. As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.

52. As a result, Plaintiff and the Class members are being harmed irreparably.

53. Plaintiff and the Class have no adequate remedy at law.

CLASS ACTION AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

COUNT III

Aiding and Abetting

(Against VNUS and Covidien)

54. Plaintiff repeats all previous allegations as if set forth in full herein.

55. As alleged in more detail above, VNUS and Covidien are well aware that the Individual Defendants have not sought to obtain the best available transaction for the Company’s public shareholders. Defendants VNUS and Covidien aided and abetted the Individual Defendants’ breaches of fiduciary duties.

56. As a result, Plaintiff and the Class members are being harmed.

57. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and their counsel as Class counsel;

(B) enjoining, preliminarily and permanently, the Proposed Transaction;

(C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

CLASS ACTION AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

DATED: May 28, 2009	LAW OFFICE OF DAVID E. BOWER

/s/ David E. Bower
DAVID E. BOWER

9854 National Boulevard # 384
Los Angeles, CA 90034 Telephone: 310/839-0442

LEVI & KORSINSKY, LLP
JOSEPH LEVI (to be admitted pro hac vice)
JUAN E. MONTEVERDE (to be admitted pro hac vice)
30 Broad Street, 15th Floor New York, NY 10004 Telephone: 212/363-7500 212/363-7171 (fax) Attorneys for Plaintiff

CLASS ACTION AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY